

August 17, 2016

<u>Via US Mail</u>
Hamish Sandhu
Chief Financial Officer
Differential Brands Group, Inc.
1231 South Gerhart Avenue
Commerce, CA 90022

     Re: Differential Brands Group, Inc.
          Form 8-K
          Filed January 29, 2016
          File No. 000-18926

Dear Mr. Sandhu:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Rufus Decker

                            Rufus Decker
                            Accounting Branch Chief
                            Office of Beverages, Apparel and Mining